
June 14, 2021

Ming Zhao
Chief Executive Officer
Life Spectacular, Inc.
7901 4th St. N STE 4916
St. Petersburg, FL 33702

      Re: Life Spectacular, Inc.
           Draft Offering Statement on Form 1-A
           Submitted June 7, 2021
           File No. 367-00288

Dear Ms. Zhao:

      This is to advise you that we do not intend to review your offering statement.

      Please refer to Rule 252(d) regarding the public filing requirements for non-public submissions, amendments and correspondence. We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

      We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff. We also remind you that, following qualification of your Form 1-A, Rule 257 of Regulation A requires you to file periodic and current reports, including a Form 1-K which will be due within 120 calendar days after the end of the fiscal year covered by the report.

      Please contact Alan Campbell at 202-551-4224 with any questions.

           Sincerely,

           Division of Corporation Finance
           Office of Life Sciences

cc: Sara Hanks